October 26, 1994


FOR FURTHER INFORMATION CONTACT:  Bill Seekamp
                                  (203) 771-2136

              ANALYSTS CONTACT:   Jim Magrone
                                  (203) 771-4662



    SNET REPORTS IMPROVED EARNINGS FROM CONTINUING

           OPERATIONS FOR THE THIRD QUARTER



     Southern New England Telecommunications

Corporation (SNET) -- (NYSE: SNG) announced today that

consolidated net income for the third quarter of 1994

was $47.2 million or $0.73 per share.  In the third

quarter last year net income was $48.7 million or $0.77

per share, including $0.08 per share for one-time tax

benefits and $0.06 per share for a one-time gain from a

special, voluntary termination program.  Earnings per

share from continuing operations in third quarter 1993

before these one-time events were $0.63.

   "This is our third consecutive quarter of good

results," said Daniel J. Miglio, SNET chairman and

chief executive officer.  "And we are building for

future growth by investing in key areas, especially

our wireless and long-distance businesses and our

advanced information superhighway called I-SNET.  We

will continue to capitalize on growth opportunities as

we control costs and reengineer in order to succeed in

an increasingly competitive environment," he added.

                      - 2 -

   Consolidated revenues and sales for the third

quarter were up nearly 4 percent to $430 million.

Revenue for Southern New England Telephone, the

company's largest subsidiary, was up slightly to $368

million for the quarter.  This reflects a 2 percent

increase for access lines in service, and the company

continued to increase sales of premium services like

Totalphone[SM] and SmartLink[SM].  In-state toll revenue

declined because of expanded local-calling service

areas and increased competition.  Network-access

revenue was up 3 percent to $89 million on increased

interstate minutes of use.

     SNET's other subsidiaries had an overall revenue

increase of 25 percent to $63 million led by the

wireless business, which had its best quarter ever

through SNET Mobility's aggressive marketing programs.

In addition, SNET America, the company's young long-

distance subsidiary, reported steady growth in revenues

and its customer base.

   Consolidated operating and maintenance expenses for

the quarter were up 5 percent.  Without the one-time

credit for the voluntary termination program in 1993,

these expenses would have been up 2 percent.  The

company continues to increase its commitment for

marketing and operating costs in the wireless and long-

distance businesses.  Offsetting this was a decrease

in salary and wage expenses compared with last year.

Depreciation and amortization expense rose 5 percent.

Interest expense dropped almost $4 million because of

savings from previous refinancings as well as reduced

borrowing.  Taxes rose $6 million over last year due

to the one-time tax benefits made in 1993.

   SNET is an independent telecommunications company

that offers through its subsidiaries network and

information-management services and communications

systems; in-state, national, and international long-

distance communications services; directory publishing

and advertising services; and cellular mobile phone

and paging services.  SNET is building I-SNET,

Connecticut's broadband, information superhighway to

serve all its customers.




                         SNET
      Preliminary Summary of Consolidated Results
     For the Three Months Ended September 30, 1994
        (in Millions Except Per Share Amounts)

                                   (Unaudited)
                            For the 3 Months Ended  Percent
                                September 30,       Change
                                1994        1993
INCOME STATEMENT
Revenues and Sales            $429.6      $414.1      4%
Costs and Expenses:
 Operating and maintenance     236.0       224.6
 Depreciation and amortization  81.6        77.8
 Taxes other than income        13.9        14.1
   Total Costs and Expenses    331.5       316.5      5%
Income Before Interest
  and Income Taxes              98.1        97.6
Interest                        18.4        22.4   (18)%
Income Before Income Taxes      79.7        75.2
Income taxes                    32.5        26.5
Consolidated Net Income       $ 47.2      $ 48.7    (3)%

Weighted Average Common Shares
  Outstanding (in thousands)  64,271      63,750

Earnings Per Common Share     $ 0.73      $ 0.77   (5)%

STATISTICS
Access Lines in Service        1,997       1,956    2%
Interstate Minutes of Use      1,702       1,657    3%


                            Sept. 30,   Dec. 31,    Percent
                                1994       1993     Change
BALANCE SHEET
Common Equity at Period End   $930.6     $854.6      9%
Book Value Per Common Share
  at Period End               $ 14.47    $ 13.38     8%
Debt Ratio at Period End        51.4%      59.9%  (14)%



                         SNET
      Preliminary Summary of Consolidated Results
     For the Nine Months Ended September 30, 1994
        (in Millions Except Per Share Amounts)

                                  (Unaudited)
                            For the 9 Months Ended  Percent
                                  September 30,     Change
                                 1994       1993
INCOME STATEMENT
Revenues and Sales             $1,280.6   $1,227.1     4%
Costs and Expenses:
 Operating and maintenance        708.9      690.0
 Depreciation and amortization    243.6      211.6
 Taxes other than income           42.5       45.3
   Total Costs and Expenses       995.0      946.9     5%
Income Before Interest, Income
 Taxes and Accounting Changes     285.6      280.2
Interest                           57.2       68.8  (17)%
Income Before Income Taxes
 and Accounting Changes           228.4      211.4
Income taxes                       92.4       85.3
Income Before Accounting
 Changes                          136.0      126.1     8%
Accounting changes                  -       (220.2)
Consolidated Net Income(Loss)  $  136.0   $  (94.1)
Weighted Average Common Shares
  Outstanding (in thousands)     64,130      63,637
Earnings(Loss)Per Common Share:
 Income Before Accounting
  Changes                      $   2.12   $   1.99   (7)%
 Accounting Changes                 -        (3.47)
 Earnings (Loss) Per
  Common Share                 $   2.12   $  (1.48)

STATISTICS
Access Lines in Service           1,997      1,956    2%
Interstate Minutes of Use         5,157      4,868    6%


                              Sept. 30,  Dec. 31,   Percent
                                  1994      1993    Change
BALANCE SHEET
Common Equity at Period End    $ 930.6   $ 854.6      9%
Book Value Per Common Share
  at Period End                $  14.47  $  13.38     8%
Debt Ratio at Period End          51.4%     59.9%  (14)%